Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of MAY, 2014	Commission File Number 1-11854

NATUZZI S.p.A.
(Translation of registrant's name into English)

Via Iazzitiello 47
70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ⃞   No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi: First Quarter 2014 Consolidated Financial Results

FIRST CHECK-POINT OF THE 2014-2016 BUSINESS PLAN

  SALES IN LINE WITH THE 2014-2016 BUSINESS PLAN;
  NEGATIVE EBIT OF €9.4 MILLION, COMPARED TO A NEGATIVE EBIT OF €8.8 MILLION ANTICIPATED BY THE 2014-2016 BUSINESS PLAN;
  RESTRUCTURING ACTIONS AIMED AT RECOVERING OPERATING EFFICIENCY AND COMPETITIVENESS IN PLACE.

SANTERAMO IN COLLE, Italy--(BUSINESS WIRE)--May 30, 2014--The Board of Directors of Natuzzi S.p.A. (NYSE:NTZ) (“Natuzzi” or “the Company”) has approved its consolidated financial results for the first quarter of 2014.

After the meeting of the board of directors, the Chief Executive Officer, Pasquale Natuzzi, commented:

“First quarter 2014 results represent a first check-point for monitoring the progress of the 2014-2016 Business Plan (the “Plan”), that was approved by the board of directors on February 28, 2014, as well as the effectiveness of the actions already undertaken.

Consolidated net sales in the period were equal to €98.4 million, down 11.2% from €110.7 million reported in the first quarter of 2013.

This reduction – largely anticipated by the Plan – is attributable principally to the following factors:

  The negative impact from foreign currency movements that have eroded 3.2% of total net sales when translated into Euro;
  The negative performance of some of the Group’s largest dealers located in the North America region, following the adverse weather conditions that occurred on the Atlantic coast and that have affected the first few months of the year;
  Production delays, particularly in Italy and China. As for Italy, we reported a low level of productivity since we staffed our Italian plants with workers on rotation, in accordance with the agreement we entered into with the unions on October 10, 2013; as for China, we experienced a higher than expected level of turnover among workers after the Chinese New Year holiday period, consequently lowering the level of productivity for the Chinese plant.

It is worth highlighting that, notwithstanding the 11.2% reduction in revenue reported for the period, the Group’s industrial margin was substantially the same as last year, passing from 29.0% in 2013 first quarter to 28.5% in the first three months of 2014.

The consolidated EBIT was negative at -€9.4 million (compared to a negative EBIT of -€6.9 million last year), slightly below the operating result of -€8.8 million expected by the Plan for the period, and was the result of the following:

  A €2.6 million loss related to the operating performance of the Group’s directly operated stores (DOS). This result was foreseen by the Plan and turned out to be better than first quarter last year by €0.9 million. The reverse in trend was due both to a significant increase in sales (an overall increase of 24.7% in the quarter versus last year same period, or an increase of 19.6% on a same-store sales basis) and also due to the closure of eight non-performing stores, as envisaged by the Plan;
  A €1.4 million loss related to our operations in Brazil, this too was envisaged by the Plan, and improved by €0.3 million if compared to the same quarter in 2013;
  The remaining operating loss pertains the Group’s industrial operations and the overhead cost structure. In this regard, the actions already undertaken aimed at recovering industrial efficiency have already shown that since last March – after two difficult initial months – a trend reversal has been in place, substantially in line with the Plan. In particular:

1) The restructuring of our Italian operations, according to the agreement entered into between the Company and unions on October 10, 2013, under the supervision of the Minister of Economic Development, is underway, with the contemplated closure of the plant in Ginosa, Italy, having been completed, the right-sizing in the number of our workforce and the end of staffing by rotation within the Italian plants;

2) On the product innovation side, an additional 35 models were re-engineered during the first three months of the year, and we expect to re-engineer a further 85 models by the end of 2014. At the end of the current year, we expect 90% of our production will be represented by models that will be manufactured on platforms.

3) On the industrial process-innovation side, we set up an additional 15 new moving lines during the first quarter of 2014. Within the end of this year we plan to complete a further 11 moving lines, thus bringing the total number of moving lines in all of the Group’s plants to 50, as contemplated in the Plan.

4) The start of the project execution for a centralized shared service structure, as envisaged by the Plan, designed to reduce back-office costs.

Cash used by operations and investments have reduced the Group’s net financial position from €28.5 million as of the end of 2013 to €21.1 million as of March 31, 2014, including a €1.4 million negative effect from foreign currency movements.

In consideration of this first and very important check point of the 2014-2016 business plan, we are now in the position to say that our progress for the restructuring of the Group’s operations is in line with the Plan, as is our project for reorganizing the Group’s commercial structure, for which we recently hired two important managers for the Americas and Western Europe markets.

Lastly, although the current order flow is not in line with our expectations, we perceive the first signals of a trend reversal following the positive feedback we have received on our new collections that were recently introduced at international fairs since the end of March. To sum up, we are cautiously optimistic about our reaching the targets included in the Plan.”.

* *

The Company will host a conference call on Tuesday June 3rd, 2014 at 10:00 a.m. U.S. Eastern Time (4.00 p.m. Italian time, or 3.00 p.m. UK time) to discuss financial results.

The dial-in phone numbers for the live conference call are 1-888-438-5535 (toll-free) for persons calling from the U.S. or Canada, and 1-719-325-2362 for those calling from other countries.

A live web cast of the conference call will be available on line at http://www.natuzzi.com/ under the “Investor Relations” section.

A replay of the call will be available shortly after the end of the conference call starting from June 3rd, 2014 (at 1:00 pm US Eastern time), to July 3rd, 2014. To access the replay of the conference call, interested persons need to dial 1-877-870-5176 (toll-free) for calls from U.S. and Canada, and 1-858-384-5517 for calls from other countries. The access code for the replay is: 9171295.

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CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements set forth in this press release constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements involve risks and uncertainties that could cause Natuzzi’s actual results to differ materially from those stated or implied by such forward-looking statements. More information about the potential factors that could affect the Company’s business and financial results is included in Natuzzi’s filings with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2013. Natuzzi undertakes no obligation to update any of the forward-looking statements after the date of this press release.

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About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs, manufactures and sells a broad collection of couches, armchairs, home furniture and home accessories. With consolidated revenues of €449.1 million in 2013, Natuzzi is Italy’s largest furniture house and the player with the greatest global reach in its sector, with eight manufacturing plants, twelve commercial offices and more than 1,200 points of sale worldwide. Ethics and social responsibility, innovation, industrial know-how and integrated management of its value chain represent the points of strength that have made the Natuzzi Group a market leader and established Natuzzi as the most recognized furniture brand in the world among consumers of luxury goods. Natuzzi S.p.A. has been listed on the New York Stock Exchange since May 1993. The Company is ISO 9001 and 14001 certified.

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Profit & Loss for the first quarter of 2014 & 2013 on the basis of Italian GAAP
(expressed in millions Euro, except per share amounts)

	Three months ended on		Change	Percentage of Sales
	31-Mar-14	31-Mar-13%		31-Mar-14	31-Mar-13

Upholstery net sales	87.9	99.0	-11.2%	89.4%	89.4%
Other sales	10.5	11.7	-10.8%	10.6%	10.6%
Total Net Sales	98.4	110.7	-11.2%	100.0%	100.0%

Consumption (*)	(44.5)	(50.3)	-11.5%	-45.3%	-45.4%
Labor	(19.1)	(21.1)	-9.4%	-19.4%	-19.0%
Industrial Costs	(6.8)	(7.3)	-6.7%	-6.9%	-6.6%
of which: Depreciation, Amortization	(2.5)	(2.3)	5.5%	-2.5%	-2.1%
Cost of Sales	(70.4)	(78.6)	-10.5%	-71.5%	-71.0%

Industrial Margin	28.0	32.1	-12.8%	28.5%	29.0%

Selling Expenses	(16.0)	(17.2)	-6.9%	-16.2%	-15.5%
Transportation	(10.2)	(11.2)	-9.0%	-10.4%	-10.1%
Commissions	(2.3)	(2.5)	-6.9%	-2.3%	-2.2%
Advertising	(3.5)	(3.5)	-0.2%	-3.5%	-3.1%

Other Selling and G&A	(21.4)	(21.8)	-1.7%	-21.8%	-19.7%
of which: Depreciation, Amortization	(1.1)	(1.6)	-30.9%	-1.1%	-1.4%
EBITDA	(5.9)	(3.0)		-6.0%	-2.7%

EBIT	(9.4)	(6.9)		-9.6%	-6.2%

Interest Income/(Costs), Net	(0.3)	(0.1)
Foreign Exchange, Net	0.8	1.5
Other Income/(Cost), Net	(0.3)	0.5
Earning before Income Taxes	(9.2)	(5.0)		-9.4%	-4.5%

Current taxes	(0.5)	(1.0)		-0.5%	-0.9%

Net Result	(9.8)	(6.0)		-9.9%	-5.4%

Minority interest	(0.0)	(0.0)

Net Group Result	(9.8)	(6.0)		-9.9%	-5.4%

Net Group Result per Share	(0.18)	(0.11)

Key Figures in U.S. dollars	Three months ended on		Change	Percentage of Sales
(millions)	31-Mar-14	31-Mar-13%		31-Mar-14	31-Mar-13

Total Net Sales	134.8	151.7	-11.2%	100.0%	100.0%
Industrial Margin	38.4	44.0	-12.8%	28.5%	29.0%
EBIT	(12.9)	(9.4)		-9.6%	-6.2%
Net Group Result	(13.4)	(8.2)		-9.9%	-5.4%
Net Group Result per Share	(0.24)	(0.15)

Average exchange rate (U.S.$ per 1€)	1.3704

(*) Purchases plus beginning stock minus final stock and leather processing

	UPHOLSTERY NET SALES BREAKDOWN
	GEOGRAPHIC BREAKDOWN
	NET SALES (in €, million)					NET SALES (in seats sold)
	Quarter ended on					Quarter ended on

AREA	31-Mar-14%		31-Mar-13%		delta	31-Mar-14%		31-Mar-13%		delta
Americas	31.2	35.5%	38.0	38.4%	-17.8%	161,760	43.4%	185,171	44.8%	-12.6%
Natuzzi Italia	2.9	3.3%	5.0	5.1%	-43.0%	6,271	1.7%	11,247	2.7%	-44.2%
Natuzzi Editions	14.2	16.1%	18.7	18.9%	-24.2%	65,680	17.6%	88,415	21.4%	-25.7%
Unbranded	14.2	16.1%	14.3	14.4%	-0.5%	89,809	24.1%	85,509	20.7%	5.0%

EMEA	44.3	50.3%	49.3	49.8%	-10.3%	161,975	43.5%	185,839	45.0%	-12.8%
Natuzzi Italia	22.4	25.5%	23.8	24.0%	-5.8%	58,657	15.7%	61,425	14.9%	-4.5%
Natuzzi Editions	13.0	14.8%	13.9	14.0%	-6.1%	47,567	12.8%	53,082	12.8%	-10.4%
Unbranded	8.9	10.1%	11.7	11.8%	-24.3%	55,751	15.0%	71,332	17.3%	-21.8%

Asia-Pacific	10.4	11.8%	9.9	10.0%	5.0%	38,318	10.3%	32,881	8.0%	16.5%
Natuzzi Italia	4.2	4.8%	5.5	5.5%	-23.9%	9,072	2.4%	10,941	2.6%	-17.1%
Natuzzi Editions	5.5	6.2%	3.6	3.6%	51.9%	24,187	6.5%	16,381	4.0%	47.7%
Unbranded	0.7	0.8%	0.8	0.8%	-8.4%	5,059	1.4%	5,559	1.3%	-9.0%

Brazil	2.1	2.4%	1.8	1.8%	14.2%	10,429	2.8%	9,531	2.3%	9.4%
Natuzzi Italia	0.0	0.0%	-	0.0%		10	0.0%	-	0.0%
Natuzzi Editions	1.2	1.4%	1.1	1.1%	9.0%	3,726	1.0%	3,805	0.9%	-2.1%
Unbranded	0.9	1.0%	0.7	0.7%	21.0%	6,693	1.8%	5,726	1.4%	16.9%

TOTAL	87.9	100.0%	99.0	100.0%	-11.2%	372,482	100.0%	413,422	100.0%	-9.9%

	BREAKDOWN BY BRAND
	NET SALES (in €, million)					NET SALES (in seats sold)
	Quarter ended on					Quarter ended on

BRAND	31-Mar-14%		31-Mar-13%		delta	31-Mar-14%		31-Mar-13%		delta
Natuzzi Italia	29.5	33.5%	34.3	34.7%	-14.2%	74,010	19.9%	83,613	20.2%	-11.5%
Natuzzi Editions	33.9	38.5%	37.3	37.6%	-9.1%	141,160	37.9%	161,683	39.1%	-12.7%
Unbranded	24.6	28.0%	27.4	27.7%	-10.3%	157,312	42.2%	168,126	40.7%	-6.4%
TOTAL	87.9	100.0%	99.0	100.0%	-11.2%	372,482	100.0%	413,422	100.0%	-9.9%

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Balance Sheets on the basis of Italian GAAP
(Expressed in millions of Euro)
ASSETS	31-Mar-14	31-Dec-13

Current assets:
Cash and cash equivalents	55.2	61.0
Marketable debt securities	0.0	0.0
Trade receivables, net	78.2	78.9
Other receivables	43.1	48.5
Inventories	77.8	79.0
Unrealized foreign exchange gains	0.1	0.6
Prepaid expenses and accrued income	1.9	1.9
Deferred income taxes	0.3	0.3
Total current assets	256.7	270.2

Non-current assets:
Net property, plant and equipment	141.1	143.6
Other assets	9.0	8.1
Total non-current assets	150.1	151.7

TOTAL ASSETS	406.9	421.9

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Short-term borrowings	27.7	25.0
Current portion of long-term debt	3.4	3.3
Accounts payable-trade	65.3	67.4
Accounts payable-other	22.4	25.8
Accounts payable-shareholders for dividends	-	-
Unrealized foreign exchange losses	0.5	0.2
Income taxes	6.9	7.1
Deferred income taxes	1.0	1.0
Salaries, wages and related liabilities	9.1	8.3
Total current liabilities	136.3	138.2

Long-term liabilities:
Employees' leaving entitlement	24.8	24.8
Long-term debt	3.0	4.2
Deferred income taxes	-	-
Deferred income for capital grants	8.5	8.6
Other liabilities	35.2	34.4
Total long-term liabilities	71.6	72.1

Minority interest	2.6	2.7

Shareholders' equity:
Share capital	54.9	54.9
Reserves	42.8	42.8
Additional paid-in capital	8.4	8.4
Retained earnings	90.3	102.8
Total shareholders' equity	196.4	208.9

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	406.9	421.9

Natuzzi S.p.A. and Subsidiaries
Consolidated Statements of Cash Flows	Three months ended on
(Expressed in million of Euro)	31-Mar-14	31-Mar-13
Cash flows from operating activities:
Net earnings (loss)	(9.8)	(6.0)

Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	3.6	3.9
Deferred income taxes	0.0	0.1
Minority interest	0.0	0.0
(Gain) loss on disposal of assets	(0.0)	(0.0)
Unrealized foreign exchange losses (gains)	0.7	0.7
Deferred income for capital grants	(0.1)	(0.1)
Non monetary operating items	4.2	4.5

Change in assets and liabilities:
Receivables, net	0.6	(4.3)
Inventories	1.1	(6.1)
Prepaid expenses and accrued income	0.0	0.5
Accounts payable	(0.4)	2.3
Income taxes	(0.3)	(0.8)
Salaries, wages and related liabilities	0.8	0.8
Other assets/liabilities, net	0.6	(3.0)
Net working capital	2.5	(10.6)

Net cash generated/(used) by operating activities	(3.1)	(12.0)

Cash flows from investing activities:
Property, plant and equipment:
Additions	(3.5)	(1.4)
Disposals	0.1	0.0
Government grants received	0.5	-
Net cash generated/(used) by investing activities	(2.9)	(1.3)

Cash flows from financing activities:
Long-term debt:
Proceeds	-	-
Repayments	(1.1)	(1.0)
Short-term borrowings	2.7	6.7
Net cash generated/(used) by financing activities	1.6	5.6

Effect of translation adjustments on cash	(1.4)	2.0

Increase (decrease) in cash and cash equivalents	(5.8)	(5.7)

Cash and cash equivalents, beginning of the year	61.0	77.7

Cash and cash equivalents, end of the period	55.2	72.0

CONTACT:
For further information:
NATUZZI INVESTOR RELATIONS
Piero Direnzo, +39.080.8820.812
pdirenzo@natuzzi.com
or
NATUZZI CORPORATE COMMUNICATION
(Press Office)
Vito Basile, +39.080.8820.676
vbasile@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.

(Registrant)

Date:	MAY 30, 2014	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi